

June 9, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Investment Managers Series Trust II
           Issuer CIK: 0001587982
           Issuer File Number: 333-191476 / 811-22894
           Form Type: 8-A12B
           Filing Date: June 9, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Tradr 2X Long ACHR Daily ETF and Tradr 2X Long UPST Daily ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications